Mail Stop 6010

January 11, 2007

Eugene Boyle
Chief Financial Officer
Samaritan Pharmaceuticals, Inc.
101 Convention Center Drive, Suite 310
Las Vegas, NV 89109

Re: Samaritan Pharmaceuticals, Inc.
**   Post-effective Amendment No. 1 to the Registration Statement on Form S-1**
**   Filed on January 9, 2007**
**   File Number 333-130356**

Dear Mr. Boyle:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form S-1

Executive Compensation, page 48

1. Please revise your Executive Compensation section to include disclosure for the fiscal year ended December 31, 2006.

2. Please revise your Executive Compensation section so that it complies with the new executive compensation rules. Please see Release No. 33-8723A.

*   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Clayton E. Parker, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP
201 South Biscayne Boulevard, Suite 2000
Miami, Florida 33131